Meet_South_Austin_Brewery.mp3 (3m 19s)
3 speakers (Speaker 1, Martyn, Rus)

Speaker 1: Today we're canning Evel Ale.

Martyn: South Austin Brewery was founded by a group of guys that were interested in really bringing just some good, classic Texas beers to the market. Things that we like to drink ourselves and wanted to share with our friends.

Rus: I love the people I work with at South Austin Brewery. They're fantastic.

Martyn: Our first beer was called Kol' Beer. That's been our house beer. I mean who doesn't like cold beer in Texas, right? The brew pub is a great place for people to come experience what's great about Austin, the beer, the food and the music, and we bring that all together. We've created a music-centric brewery. We refer to that as the liquid Austin soul. It's our mantra, if you will.

Rus: Then along came this Evel.

Martyn: Was introduced to Lathan and that relationship quickly became centered around how can we bring a beer in honoring the late, great Evel Knievel. We're really fortunate that the whole Knievel family is really behind this. It's a true partnership. We think this beer is honoring his legacy.

Rus: When I actually saw that can for the first time, it blew me away. It's such a cool, iconic-looking can, very retro. There's so many people trying to push the envelope and make crazy beers. This is the opposite of that. Single malts, single hop beer, easy drinking. It's great.

Martyn: I think a beer that really appeals to a broader audience is absolutely key. When we introduced Evel, it was quite interesting because within almost three to four months that quickly became our most popular beer. There's just a very fascinating, interesting, exciting demand outside of Texas for this product. That's one of the core objectives of this campaign, is to really gear up and meet the demand and explore those opportunities. We've got all the pieces now. We've got a great iconic brand. We've got a great brew team. We've got the equipment. We've got a great infrastructure to really launch and go forward.

Rus: I love making beer. It's a passion that I've had for a really long time. I love making Evel Ale with these other people at South Austin Brewery. I can't imagine being anywhere else right now.

Martyn: We find ourselves in a very unique opportunity with a iconic brand that is extremely popular and there's a huge resurgence around the Evel Knievel brand. This is an opportunity to get involved in that's already in motion. A proven beer, a successful beer, something that's already got traction. This is a big, exciting step. There's going to be a lot of opportunity for growth and opportunities to really take this beer to the next level. Emblazoned on each and every single Evel Ale can is the expression, "There's a little Evel in all of us." We think this is about dreaming big and taking a chance. Believing in something and following that belief. We invite you to jump onboard.

Martyn: Let's let it rip. It's going to be an exciting ride.